Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Six months Ended January 31
	2009	2008

Net income available to stockholders (numerator)	$4,618	$4,573

Shares Calculation (denominator)

Average shares outstanding – Basic Common	5,129	5,033

Average shares outstanding – Basic Class B Common	1,868	1,846

Effect of Dilutive Securities:

Potential Common Stock relating to stock options	248	317

Average shares outstanding – Assuming dilution	7,245	7,196

Net Income Per Share: Basic Common	$0.70	$0.70

Net Income Per Share: Basic Class B Common	$0.56	$0.57

Diluted	$0.64	$0.64